Filed pursuant to Rule 433
Dated May 16, 2018

Relating to
Preliminary Pricing Supplement No. 607 dated May 16, 2018 to
 Registration Statement No. 333-221595

Global Medium-Term Notes, Series J
Euro Floating Rate Senior Registered Notes Due 2021

Issuer:	Morgan Stanley
Principal Amount:	€1,250,000,000
Maturity Date:	May 21, 2021
Trade Date:	May 16, 2018
Original Issue Date (Settlement):	May 21, 2018 (T+3)
Interest Accrual Date:	May 21, 2018
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.25%
All-in Price:	99.75%
Net Proceeds to Issuer:	€1,246,875,000
Base Rate:	EURIBOR
Spread (plus or minus):	Plus 0.40%
Index Maturity:	Three months
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each February 21, May 21, August 21 and November 21, commencing August 21, 2018
Initial Interest Rate:	The Base Rate plus 0.40%; to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding the Original Issue Date
Initial Interest Reset Date:	August 21, 2018
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Day Count Convention:	Actual/360
Optional Redemption:
The Issuer may, at its option, redeem the notes, in whole but not in part, on May 21, 2020, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:
Application will be made for listing on the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange’s Regulated Market after the Original Issue Date.  No assurance can be given that such applications will be granted.

ISIN:	XS1824289901
Common Code:	182428990
Form:	Registered; issued under the New Safekeeping Structure (intended to be Eurosystem eligible)
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)

Agents:
Morgan Stanley & Co. International plc (“MSIP”) and such other agents as shall be named in the pricing supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Prohibition of Sales to EEA Retail Investors:	Applicable
MiFID II Product Governance:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).
PRIIPs	No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 16, 2017
Prospectus Dated November 16, 2017